Filed Pursuant to Rule 433
Registration No. 333-254699

Free Writing Prospectus

To Prospectus dated March 25, 2021 and

Preliminary Prospectus Supplement dated October 31, 2022

$500,000,000

Church & Dwight Co., Inc.

5.600% Senior Notes due 2032

Final Term Sheet

October 31, 2022

Issuer:	Church & Dwight Co., Inc.

Expected Ratings:*	Moody’s: A3 (Stable) S&P: BBB+ (Stable)

Trade Date:	October 31, 2022

Settlement Date:	November 2, 2022 (T+2)

Principal Amount:	$500,000,000

Maturity Date:	November 15, 2032

Interest Payment Dates:	Each May 15 and November 15, beginning on May 15, 2023 (long first coupon)

Coupon (Interest Rate):	5.600%

Price to Public:	99.815% of the principal amount

Yield to Maturity:	5.624%

Spread to Benchmark Treasury:	1.58% (T+158 basis points)

Benchmark Treasury:	UST 2.750% due August 2032

Benchmark Treasury Price/Yield:	89-20; 4.044%

Make-Whole Call:	Prior to August 15, 2032, T+25 basis points

Par Call:	On or after August 15, 2032

Change of Control:	Upon the occurrence of a “Change of Control Triggering Event” with respect to a series of notes, the Issuer will be required, unless it has previously exercised or, contemporaneously with the Change of Control Triggering Event, exercises its right to redeem such series of notes, to repurchase all of such series of notes at a price equal to 101% of the principal amount of the applicable series of such notes, plus any accrued and unpaid interest thereon to, but excluding, the repurchase date.

Minimum Denomination:	$2,000 x $1,000

Format:	SEC Registered

Joint Book-Running Managers:	BofA Securities, Inc. MUFG Americas Securities Inc. Truist Securities, Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	BMO Capital Markets Corp. HSBC Securities (USA) Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	BNP Paribas Securities Corp. Citizens Capital Markets, Inc. Huntington Securities, Inc. Independence Point Securities LLC Loop Capital Markets LLC

CUSIP / ISIN:	17136M AC6 / US17136MAC64

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, MUFG Americas Securities Inc. toll-free at 1-877-649-6848, Truist Securities, Inc. toll-free at 1-800-685-4786 and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.